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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: December 3, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream launches High Availability Internet Access Service

Offering Allows for 24/7 Internet Access Uptime Ensuring Business
Continuity and Increased Productivity for Customers

TORONTO, ON — December 3, 2003 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced the latest offering within its Dedicated Internet Access service offering: High Availability Internet Access. This service provides business customers with guaranteed uptime for mission critical applications by providing both a primary and secondary access connection to the Internet.

The High Availability service provides for a redundant connection to the Internet, offering Internet Access customers the security of business continuance. In the event of an interruption to a customer's primary connection, the secondary connection will automatically initiate and back up mission critical applications. When not being used as a secondary access point, High Availability provides a connection that can be used for load sharing. This translates into maximized bandwidth, increased traffic efficiencies and ultimately, improved productivity.

"This service provides peace of mind for customers who use the Internet to support mission critical applications by enabling them to be up all the time — and it's backed by one of the best service level guarantees in the industry," said Mike Kologinski, Executive Vice President of Marketing, Allstream.

"We chose Allstream's High Availability service based on their proven success in providing us reliable and cost-effective data solutions," said Jerry Radigan, Manager, Facilities and Systems, Canadian Diabetes Association. "Allstream has met our Internet access needs, enabling us to be more efficient and add remote locations to our infrastructure. They will continue to be our national provider of Internet solutions and we look forward to a long and growing relationship."

High Availability Internet Access provides business continuance and risk reduction from costly outages with features including:

  •
  Automatic initiation of the secondary connection should the primary access fail.

  •
  Available load sharing between the primary and secondary connections, allowing for shared data traffic and maximized bandwidth.

  •
  Enhanced service level agreements provide a 99.995% guarantee of uptime, with 24/7 monitoring.

  •
  Scalable Internet access options that provide an easy transition as your business requirements evolve.

  •
  Network Utilization Reports, enabling monitoring how much bandwidth is being used and when, a critical factor in determining access requirements.

In addition to these features, High Availability customers also have access to Allstream's national Tier 1 Internet network. This ensures added reliability with 24/7 network monitoring and continuous capacity management.

For more information about Allstream's comprehensive suite of Dedicated Internet Access services, please contact 1-888-811-6301 or visit our website at www.allstream.com.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Investors
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:

Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Allstream launches High Availability Internet Access Service